EXHIBIT 77(i)

TERMS OF NEW OR AMENDED SECURITIES

PREFERRED INCOME FUND INCORPORATED

On June 4, 2002 Preferred Income Fund Incorporated (the "Fund") completed its offering of 225 newly issued shares of Money Market Cumulative Preferred Stock ("MMP ® ") which increased the number of its shares of MMP ® outstanding to 800. The 225 newly issued shares of MMP (New MMP) had a purchase price of $100,000 per share. Except for the Initial Rate Period, the Date of Original Issue and the initial Dividend Payment Date, the terms of New MMP are the same as the terms of the Fund's currently outstanding MMP. The 225 shares of New MMP were offered by Lehman Brothers Inc. It was a condition to their issuance that the shares of New MMP be issued with a rating of "Aa1" from Moody's Investors Service.

Dividends on shares of New MMP will accumulate at the Applicable Rate per annum from the Date of Original Issue and will be payable, when, as and if declared by the Board of Directors of the Fund out of funds legally available therefor, on Thursday, June 6, 2002. Thereafter, dividends on shares of New MMP will accumulate at the Applicable Rate determined from an Auction, subject to certain exceptions, of the New MMP together with all existing MMP shares. Such dividends will be payable on each succeeding seventh Thursday, subject to certain exceptions. After the Initial Rate Period, the Fund, subject to certain conditions, may designate any Subsequent Rate Period as a Special Rate Period that consists of 91 Rate Period Days, 182 Rate Period Days, 1 year, 3 years or 5 years, subject to certain exceptions.

Dividends will be paid through the Securities Depository (The Depository Trust Company or any successor) on each Dividend Payment Date in accordance with its normal procedures, which provide for it to distribute dividends in next-day funds to Agent Members, who in turn are expected to distribute such dividend payments to the persons for whom they are acting as agents. The dividend rate for shares of New MMP for the Initial Rate Period thereof will be 1.64% per annum. For each Subsequent Rate Period, the dividend rate on all shares of MMP will be the Applicable Rate that the Auction Agent (Bankers Trust Company or any successor) advises the Fund has resulted from an Auction, subject to certain exceptions.

As long as any shares of MMP are outstanding, the Fund will not declare, pay or set apart for payment any dividend or other distribution in respect of the Common Stock, or call for redemption, redeem, purchase or otherwise acquire for consideration any Common Stock, unless (i) immediately thereafter, the 1940 Act Asset Coverage, the Eligible Asset Coverage and the Dividend Coverage are met, (ii) full cumulative dividends due on all shares of MMP for all past Rate Periods and any Additional Distributions then due have been paid or declared and a sum sufficient for the payment of such dividends and Additional Distributions has been set apart for payment and (iii) the Fund has redeemed the full number of shares of MMP required to be redeemed pursuant to any provision of the Articles of Incorporation, as amended, of the Fund, including the Articles Supplementary on file with the State Department of Assessments and Taxation of the State of Maryland, requiring such mandatory redemption.